Exhibit 99.1

Joe and Clara Tsai Foundation and Other Affiliates of Joseph C. Tsai
Adopt Rule 10b5-1 Sales Plan

Joe and Clara Tsai Foundation, the philanthropic foundation affiliated with Joseph C. Tsai, executive vice chairman of Alibaba Group Holding Limited (the “Company”), together with Parufam Limited and MFG II Ltd., entities affiliated with Mr. Tsai, have adopted a pre-arranged stock sales plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The plan allows for the sale of up to approximately 6.5 million shares of the Company’s stock through October 2017.

This plan has been put in place to meet philanthropic commitments and for ordinary wealth planning purposes. The 6.5 million shares of the Company’s stock represent approximately 8% of the holdings under Mr. Tsai’s beneficial ownership.

In accordance with the trading plan, the sales will occur from time to time pursuant to fixed instructions for trades based on price and volume restrictions, to be executed by a third-party broker.

SEC Rule 10b5-1 allows corporate officers and directors to adopt written, pre-arranged stock trading plans to meet commitments and wealth planning requirements, spreading stock trades out over an extended period of time to reduce any market impact and avoid concerns about whether they had material, non-public information.